UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2012

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets:
Investments, at fair value:
Investments in mutual funds	$7,154,342	$7,509,435
Investment in common/collective trust	5,260,158	5,277,632
Interest in Master Trust	637,475	648,305
Total investments	13,051,975	13,435,372
Receivables:
Employer contributions	32,700	5,700
Employee contributions	32,700	5,700
Total receivables	65,400	11,400

Total assets reflecting investments at fair value	13,117,375	13,446,772
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(243,579)	(207,823)
Net assets available for benefits	$12,873,796	$13,238,949

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010

Additions:
Investment (loss) income:
Interest and dividends	$389,566	$312,868
Net realized and unrealized (depreciation) appreciation of mutual funds	(295,075)	838,061
Net investment (loss) income in the Master Trust	(354,590)	270,659
Net investment (loss) income	(260,099)	1,421,588
Contributions:
Employee	876,395	908,616
Employer	303,825	311,900
Rollover	7,305	497
Total contributions	1,187,525	1,221,013
Total additions	927,426	2,642,601

Deductions:
Benefits paid to participants	(1,285,891)	(699,936)
Administrative expenses	(6,688)	(3,484)
Total deductions	(1,292,579)	(703,420)

Net change in net assets available for benefits	(365,153)	1,939,181
Net assets available for benefits at beginning of year	13,238,949	11,299,768
Net assets available for benefits at end of year	$12,873,796	$13,238,949

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Description of the Plan

The following description of the Big Ridge, Inc. (Big Ridge, the Company, or the Employer) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. Big Ridge is an indirect, wholly owned subsidiary of Peabody Energy Corporation (Peabody). The Plan's administrator and sponsor is Peabody Holding Company, LLC (the Plan Administrator or the Plan Sponsor).

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the International Brotherhood of Boilermakers are eligible for participation on the date of their employment or at any time afterward. See Note 9 for additional details related to the International Brotherhood of Boilermakers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. All investments in the Plan are participant-directed.

Contributions

Each year participants may contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Additionally, eligible participants may elect to contribute $125, $150, or $175 of their monthly Wage Incentive Program (WIP) payment on a pre-tax basis. In the calendar year that a participant is age 50 or older, and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.

The Employer makes matching contributions equal to 100% of eligible WIP contributions that participants make to the Plan. The Company may contribute a discretionary amount to the accounts of qualifying participants, as defined in the Plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Vesting

Participants are vested immediately in their own contributions, Employer matching and discretionary contributions, and the actual earnings or losses thereon.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Participant Loans

The Plan does not offer participant loans.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer matching and discretionary contributions, and plan earnings or losses. The benefit to which a participant is entitled is the vested balance of the participant's account as defined in the Plan.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts will remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.

Administrative Expenses

Most significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employer.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Participants are required to pay for certain miscellaneous transaction fees.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

Financial statements of the Plan are prepared using the accrual method of accounting.

Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented

In January 2010, the Financial Accounting Standards Board issued accounting guidance that required new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In addition, the guidance required new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The Plan Sponsor began complying with the new fair value disclosure requirements beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which became effective January 1, 2011. Adoption of the gross presentation of Level 3 activity did not impact the Plan's disclosures as the Plan currently does not have Level 3 investments.

In May 2011, the FASB issued additional fair value measurement disclosure requirements that were intended to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between United States (U.S.) generally accepted accounting principles and International Financial Reporting Standards. That update required the categorization by level for financial instruments not measured at fair value but for which disclosure of fair value is required, disclosure of all transfers between Level 1 and Level 2, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance is to be applied prospectively and will become effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). The guidance issued in May 2011 will impact the Plan's disclosures, if applicable.

Valuation of Investments

The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each Plan.

Payment of Benefits

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of or for the years ended December 31, 2011 and 2010.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for each major class of investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed and synthetic investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price for Peabody common stock held plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2011
	Level 1	Level 2	Total

Equity mutual funds	$4,266,165	$—	$4,266,165
Fixed income mutual funds	975,486	—	975,486
Target retirement mutual funds	1,912,691	—	1,912,691
Fixed income common/collective trust	—	5,260,158	5,260,158
Peabody Energy Stock Fund (1)	637,475	—	637,475
Total assets at fair value	$7,791,817	$5,260,158	$13,051,975

	December 31, 2010
	Level 1	Level 2	Total

Equity mutual funds	$4,747,118	$—	$4,747,118
Fixed income mutual funds	958,442	—	958,442
Target retirement mutual funds	1,803,875	—	1,803,875
Fixed income common/collective trust	—	5,277,632	5,277,632
Peabody Energy Stock Fund (1)	648,305	—	648,305
Total assets at fair value	$8,157,740	$5,277,632	$13,435,372

(1) Interest in Master Trust

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2011	2010
Investments, at fair value:
Peabody Energy Stock Fund	$56,805,408	$82,306,257
Plan's interest in Master Trust	1%	1%

	Years Ended December 31,
	2011	2010
Master Trust net investment (loss) income:
Dividend income	$379,378	$335,848
Net (depreciation) appreciation of common stock	(40,704,195)	25,181,095
Net investment (loss) income	$(40,324,817)	$25,516,943

Investments representing 5% or more of the fair value of the Plan's net assets were as follows:

	December 31,
	2011	2010

Mutual funds:
T. Rowe Price Mid-Cap Growth Fund	$1,055,238	$1,156,892
Vanguard Total Bond Market Index Institutional Fund (2)	877,129	—
Vanguard Institutional Index Fund (2)	756,814	—
Harbor Capital Appreciation Fund	722,100	716,949
Vanguard International Growth Admiral Fund (2)	679,181	—
Vanguard International Growth Investor Fund (1)	—	873,027
Vanguard Total Bond Market Index Investor Fund (1)	—	869,409
Vanguard 500 Index Fund (1)	—	857,953
Common/collective trust:
Vanguard Retirement Savings Trust	5,260,158	5,277,632

(1)	This investment was removed from the Plan's investment portfolio in 2011.

(2)	This investment was added to the Plan's investment portfolio in 2011.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the
financial statements	$12,873,796	$13,238,949
Adjustment from contract value to fair value for
fully benefit-responsive contracts	243,579	207,823
Net assets available for benefits per the Form 5500	$13,117,375	$13,446,772

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

7. Income Tax Status

The Plan was previously administered under a prototype that had received an opinion letter from the IRS dated August 22, 2001 stating that the written form of the underlying prototype document was qualified under Section 401(a) of the Code. Any employer adopting this form of the plan is considered to have a plan qualified under Section 401(a) of the Code. Effective July 1, 2007, the Plan was restated as an individually designed plan that has applied for, but has not received, a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan's administrator believes that the Plan has been designed to comply with, and is operating in accordance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9. Other Plan Matters

The labor agreement whereby Plan participants were represented by the International Brotherhood of Boilermakers expired in April 2011. The United Mine Workers of America (UMWA) filed a petition with the National Labor Relations Board (the NLRB) to replace the International Brotherhood of Boilermakers as the employees' representative at the Willow Lake Mine in Illinois. Following an election in May 2011, the Company filed objections with the NLRB and requested that a new election be held based on numerous instances of intimidation and threats, coercion and fraudulent conduct that affected the result of the election. The case is currently pending before the NLRB. Depending on the ultimate outcome of that case, the collective bargaining process may result in changes to the Plan, subject to the provisions of ERISA.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
	T. Rowe Price Mid-Cap Growth Fund	20,012	shares of mutual fund		$1,055,238
*	Vanguard Total Bond Market Index Institutional Fund	79,739	shares of mutual fund		877,129
*	Vanguard Institutional Index Fund	6,579	shares of mutual fund		756,814
	Harbor Capital Appreciation Fund	19,569	shares of mutual fund		722,100
*	Vanguard International Growth Admiral Fund	13,064	shares of mutual fund		679,181
*	Vanguard Windsor II Admiral Fund	6,402	shares of mutual fund		292,895
	T. Rowe Price Small-Cap Stock Fund	7,032	shares of mutual fund		219,746
*	Vanguard Small-Cap Index Fund	6,051	shares of mutual fund		202,032
*	Vanguard REIT Index Fund	7,347	shares of mutual fund		161,116
	BlackRock High Yield Bond Fund	11,058	shares of mutual fund		81,716
*	Vanguard PRIMECAP Admiral Fund	1,026	shares of mutual fund		65,705
*	Vanguard Emerging Markets Stock Index Fund	845	shares of mutual fund		25,723
*	Vanguard Total Stock Market Index Fund	834	shares of mutual fund		25,207
	Lazard U.S. Small-Mid Cap Equity Portfolio	1,733	shares of mutual fund		20,480
*	Vanguard Developed Markets Index Fund	1,504	shares of mutual fund		12,768
	Sound Shore Fund	429	shares of mutual fund		12,655
*	Vanguard GNMA Fund	934	shares of mutual fund		10,342
*	Vanguard International Value Fund	281	shares of mutual fund		7,486
*	Vanguard Extended Market Index Fund	208	shares of mutual fund		7,019
*	Vanguard Long-Term Treasury Fund	310	shares of mutual fund		4,131
*	Vanguard Long-Term Bond Index Fund	156	shares of mutual fund		2,168
*	Vanguard Target Retirement Income	9,422	shares of mutual fund		108,636
*	Vanguard Target Retirement 2010 Fund	4,850	shares of mutual fund		108,792
*	Vanguard Target Retirement 2015 Fund	18,541	shares of mutual fund		228,060
*	Vanguard Target Retirement 2020 Fund	21,056	shares of mutual fund		456,705
*	Vanguard Target Retirement 2025 Fund	10,041	shares of mutual fund		123,203
*	Vanguard Target Retirement 2030 Fund	3,600	shares of mutual fund		75,309
*	Vanguard Target Retirement 2035 Fund	13,900	shares of mutual fund		173,888
*	Vanguard Target Retirement 2040 Fund	9,576	shares of mutual fund		196,316
*	Vanguard Target Retirement 2045 Fund	12,353	shares of mutual fund		158,986
*	Vanguard Target Retirement 2050 Fund	13,643	shares of mutual fund		278,462
*	Vanguard Target Retirement 2055 Fund	198	shares of mutual fund		4,334
*	Vanguard Retirement Savings Trust	5,016,579	units of common/collective trust		5,260,158
					$12,414,500

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Date:	June 21, 2012	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm